Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ALX Oncology Limited:

We consent to the use of our report dated May 5, 2020, except for the retroactive effect of the reverse stock split as described under the heading ‘Reverse Stock Split’ in Note 13, which is as of July 13, 2020, with respect to the consolidated balance sheets of ALX Oncology Limited and subsidiaries as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, in the registration statement (No. 333-251171) on Form S-1, included therein and incorporated by reference herein, and to the reference to our firm under the heading “Experts”.

/s/ KPMG LLP

San Francisco, California
December 9, 2020